UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

58.com Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.0001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore 58 Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 14 of 19

Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on June 23, 2017, as amended by Amendment No. 1 dated May 1, 2020, and relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”  The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 is amended and replaced with the following:

The Reporting Persons acquired the ADSs reported herein between June 8, 2017 and June 30, 2017 for investment purposes. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the Class A Ordinary Shares. The Reporting Persons may, from time to time, and subject to the agreements disclosed in Item 4 and Item 6 below, make additional purchases of ADSs or Class A Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the Class A Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide, subject  to the agreements disclosed in Item 4 and Item 6 below, to hold or dispose of all or part of their investments in the ADSs or Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or Class A Ordinary Shares.

On April 30, 2020 GASF, Mr. Jinbo Yao (the “Founder”), Warburg Pincus Asia LLC, and Ocean Link Partners Limited (collectively, the “Initial Consortium Members”), entered into an Exclusivity Letter (the “Exclusivity Letter”) pursuant to which the Initial Consortium Members agreed, to (a) submit the Updated Proposal, (b) act in good faith to pursue the Proposed Transaction in accordance with that Consortium Agreement (as defined below) and (c) during the period of ninety (90) calendar days after the date of the Exclusivity Letter to use their good faith efforts to enter into an agreement (the “Consortium Agreement”), along with any other parties thereto, to deal exclusively with each other in pursuing the Proposed Transaction (as defined below) and to cooperate and participate in the negotiation of the terms of definitive documentation in connection with the Proposed Transaction. A copy of the Exclusivity Letter is attached hereto as Exhibit 99.2, and incorporated by reference herein in its entirety.

On April 30, 2020, GASF and the other Initial Consortium Members delivered a proposal to the Company (the “Updated Proposal”) expressing their interest in participating in the transaction initially proposed by Ocean Link Partners Limited in the preliminary non-binding proposal letter dated April 2, 2020 (which is included as Exhibit A to Exhibit 99.1 of the Form 6-K filed by the Company on April 3, 2020), to acquire all of the outstanding ordinary shares of the Company, including Class A Ordinary Shares represented by ADSs, for US$27.50 in cash per Class A Ordinary Share or Class B Ordinary Shares, or US$55.00 in cash per ADS (in each case other than those ADSs or ordinary shares that may be rolled over in connection with the proposed transaction) (the “Proposed Transaction”). Neither the Company nor GASF is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. A copy of the Updated Proposal is attached hereto as Exhibit 99.3, and incorporated by reference herein in its entirety.

If the Proposed Transaction is completed, the Company’s ADSs will be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Exchange Act will terminate.  In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 15 of 19

On May 2, 2020 GASF and the Company entered into a customary non-disclosure agreement (the “Non-Disclosure Agreement”) regarding any non-public information that may be received by GASF or its affiliates in connection with the Proposed Transaction. The Non-Disclosure Agreement includes a standstill provision (the “Standstill Provision”) that lasts for 15 months from the date of the Non-Disclosure Agreement (the “Standstill Period”).

The Standstill Provision provides, among other things, that during the Standstill Period, GASF and its affiliates shall require the prior written consent of the special committee of the board of directors of the Company that has been established to review, evaluate and negotiate the terms and conditions of the Proposed Transaction (the “Special Committee”) to: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any beneficial ownership, or direct or indirect rights to acquire any beneficial ownership in more than 3% of the voting securities of the Company or any of its subsidiaries; (ii) make any public announcement with respect to, or submit a proposal for or offer of (with or without conditions), any tender or exchange offer, merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any of its subsidiaries; (iii) seek or propose to influence or control the management or policies of the Company, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote any voting securities of the Company or any of its subsidiaries, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its subsidiaries; (iv) enter into any arrangements or understandings with any third party (other than consortium members approved by the Special Committee) with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions with any third party (other than consortium members approved by the Special Committee) relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; (v) take any action which may require the Company to make a public announcement regarding the possibility of a business combination or merger; or (vi) publicly request the Company or any of its representatives, directly or indirectly, to amend or waive any provision of, or take any action challenging the enforceability or validity of, the Standstill Provision.

The Standstill Provision becomes inoperative, and the Standstill Period ends: (A) if any person or group acquires or enters into a binding definitive agreement approved by the board of directors of the Company (or any duly constituted committee thereof composed entirely of independent directors, including the Special Committee) to acquire more than 50% of the outstanding voting securities of the Company or assets of the Company or its subsidiaries representing more than 50% of the consolidated revenue or net profit of the Company and its subsidiaries, taken as a whole or (B) if any person (other than a consortium member approved by the Special Committee) commences a tender or exchange offer which, if consummated, would result in such person acquiring beneficial ownership of more than 50% of the outstanding voting securities of the Company, and in connection therewith, the Company files with the Securities and Exchange Commission a Schedule 14D-9 (or any amendment thereto) with respect to such offer that does not recommend that the Company’s shareholders reject such offer; provided, further, that, with respect to the aforementioned clauses (A) and (B), GASF does not solicit, initiate, encourage or take any action to facilitate or assist or participate with any such other person or group in connection with any of the transactions contemplated by the aforementioned clauses (A) and (B) prior to the termination of the Standstill Provision.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

No material change.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ADSs held of record by GASF as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on June 23, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

On April 30, 2020, GASF and the other Initial Consortium Members entered into an Exclusivity Letter described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.2.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 16 of 19

On April 30, 2020, GASF and the other Initial Consortium Members delivered to the Company the Updated Proposal described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.3.

On May 2, 2020 GASF and the Company entered into the Non-Disclosure Agreement, the terms of which are described in Item 4 of this Statement.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 99.2	Exclusivity Letter, dated April 30.2020 (previously filed).

Exhibit 99.3	Updated Proposal, dated April 30, 2020 (previously filed).

CUSIP No. 31680Q104	SCHEDULE 13D	Page 17 of 19

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2020.

GENERAL ATLANTIC SINGAPORE 58 PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 18 of 19

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 19 of 19

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director